UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statement (i) on Form F-3 (File No. 333-189315) filed with the Securities Exchange Commission (the “SEC”) on June 14, 2013 and became effective on July 17, 2013; and (ii) on Form F-3 (File No. 333-193943) filed with the SEC on February 14, 2014, as amended, and became effective on March 10, 2014.

Other Events

On March 10, 2014, the Company issued a press release to announce a proposed offering of its ordinary shares. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release of MakeMyTrip Limited dated March 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 10, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release of MakeMyTrip Limited dated March 10, 2014.